August 3, 2007


                  Highlights of Consolidated Financial Results
                            for FY2008 First Quarter
                      (April 1, 2007 through June 30, 2007)

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)



                                                                                 (Billion yen, unless otherwise specified)
  ------------------------------------------------------------------------------------------------------------------------
                             FY2007 first      FY2008 first                   FY2008 forecast             FY2008 initial
                                quarter           quarter                       (Apr. 2007     % of          forecast
                              (Apr. 2006        (Apr. 2007      % of change     through        change        (Apr. 2007
                                through           through        from FY2007    Mar. 2008)     from           through
                              Jun. 2006)        Jun. 2007)     first quarter                   FY2007        Mar. 2008)
   ========================================================================================================================
  Vehicle sales                     2,091             2,162            3.4%           8,890        4.3%          8,890
  (Thousand units)
  ------------------------------------------------------------------------------------------------------------------------
  Sales of Houses                   1,001               853          -14.8%           6,100        5.0%
  (Units)
  ------------------------------------------------------------------------------------------------------------------------
  Net revenues                    5,638.1           6,522.6           15.7%        25,000.0        4.4%       25,000.0
  ------------------------------------------------------------------------------------------------------------------------
  Operating income                  512.4             675.4           31.8%         2,250.0        0.5%        2,250.0
  [Income ratio]                    [9.1%]           [10.4%]                          [9.0%]
  ------------------------------------------------------------------------------------------------------------------------
  Income before income
  taxes, minority
  interest and equity in            554.6             739.0           33.2%         2,400.0        0.7%        2,400.0
  earnings of affiliated            [9.8%]           [11.3%]                          [9.6%]
  companies
  [Income ratio]
  ------------------------------------------------------------------------------------------------------------------------
  Net income                        371.5             491.5           32.3%         1,650.0        0.4%        1,650.0
  [Income ratio]                    [6.6%]            [7.5%]                          [6.6%]
  ------------------------------------------------------------------------------------------------------------------------
  Factors contributing to                     Operating income increased by
  increases and decreases                            163.0 billion yen
  in operating income                        (Increase)
                                              Marketing  efforts     100.0
                                              Effects of changes     100.0
                                              in exchange rates
                                              Cost reduction efforts  20.0

                                             (Decrease)
                                              Increases in expenses  -57.0
  ------------------------------------------------------------------------------------------------------------------------
  Exchange rates             JPY 115/US$            JPY 121/US$                   JPY 115/US$             JPY 115/US$
                             JPY 144/Euro           JPY 163/Euro                  JPY 150/Euro            JPY 150/Euro
  ------------------------------------------------------------------------------------------------------------------------
  Capital expenditure
  (excluding leased                  325.8               254.0                      1,500.0                 1,500.0
  assets)
  ------------------------------------------------------------------------------------------------------------------------
  Depreciation expenses              225.9               242.9                      1,020.0                 1,020.0
  ------------------------------------------------------------------------------------------------------------------------
  Performance evaluation                      Increases in net revenues,
                                               operating income, income
                                                 before income taxes,
                                             minority interest and equity
                                               in earnings of affiliated
                                               companies, and net income
  ------------------------------------------------------------------------------------------------------------------------


Cautionary Statement with Respect to Forward-Looking Statements

          This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
          A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.